# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: StoneCo Ltd., CIK 0001745431
CUSIP: G85158106
Title of class of securities: CLASS A COMMON SHARES
Address of issuer's principal executive offices: 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, Cayman Islands (E9), KY1-1002
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-24-002056
Filed by CIK 0001767772

## Reporting persons
- VCK Investment Fund Ltd (SAC): type of reporting person: corporation (CO); citizenship or place of organization: Bahamas (C5); member of a group; sole voting power 0; shared voting power 21,125,789; sole dispositive power 0; shared dispositive power 21,125,789; aggregate amount beneficially owned 21,125,789 (8.1% of the class)
  Comment: Consists of (i) 2,120,417 Class A Common Shares and 1,286,022 Class B Common Shares held of record by VCK Investment Fund Limited (SAC A) ("VCK A"), a segregated account of VCK Investment Fund Limited (SAC) ("VCK" or the "Reporting Person"); VCK is a fund controlled by Andre Street de Aguiar ("Andre Street"); (ii) 2,764,208 Class A Common Shares held of record by Cakubran Holdings Ltd., a company controlled by VCK A; and (iii) 14,955,142 Class B Common Shares held of record by ACP Investments Ltd., a company controlled by VCK A, which is a segregated account of VCK. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.
  
  Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 245,417,777 Class A Common Shares outstanding as of September 30, 2025, as reported by the Issuer, (ii) 683,926 Class A Common Shares that were subsequently converted from Class B Common Shares, and (iii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as-converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.
  
  Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.
- VCK Investment Fund Ltd SAC A: type of reporting person: corporation (CO); citizenship or place of organization: Bahamas (C5); member of a group; sole voting power 0; shared voting power 21,125,789; sole dispositive power 0; shared dispositive power 21,125,789; aggregate amount beneficially owned 21,125,789 (8.1% of the class)
  Comment: Consists of (i) 2,120,417 Class A Common Shares and 1,286,022 Class B Common Shares held of record by VCK Investment Fund Limited (SAC A) ("VCK A" or the "Reporting Person"), a segregated account of VCK Investment Fund Limited (SAC) ("VCK"); VCK is a fund controlled by Andre Street de Aguiar ("Andre Street"); (ii) 2,764,208 Class A Common Shares held of record by Cakubran Holdings Ltd., a company controlled by VCK A; and (iii) 14,955,142 Class B Common Shares held of record by ACP Investments Ltd., a company controlled by controlled by VCK A, which is a segregated account of VCK. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.
  
  Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 245,417,777 Class A Common Shares outstanding as of September 30, 2025, as reported by the Issuer, (ii) 683,926 Class A Common Shares that were subsequently converted from Class B Common Shares, and (iii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as-converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.
  
  Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.
- Andre Street de Aguiar: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; sole voting power 326,074; shared voting power 21,125,789; sole dispositive power 326,074; shared dispositive power 21,125,789; aggregate amount beneficially owned 21,451,863 (8.2% of the class)
  Comment: Consists of (i) 2,120,417 Class A Common Shares and 1,286,022 Class B Common Shares held of record by VCK Investment Fund Limited (SAC A) ("VCK A"), a segregated account of VCK Investment Fund Limited (SAC) ("VCK"); VCK is a fund controlled by Andre Street de Aguiar ("Andre Street" or the "Reporting Person"); (ii) 2,764,208 Class A Common Shares held of record by Cakubran Holdings Ltd., a company controlled by VCK A; (iii) 14,955,142 Class B Common Shares held of record by ACP Investments Ltd., a company controlled by VCK A, which is a segregated account of VCK and (iv) 326,074 Class A Common Shares held by Andre Street. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.
  
  Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 245,417,777 Class A Common Shares outstanding as of September 30, 2025, as reported by the Issuer, (ii) 683,926 Class A Common Shares that were subsequently converted from Class B Common Shares, and (iii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as-converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.
  
  Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.
- ACP Investments Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 14,955,142; sole dispositive power 0; shared dispositive power 14,955,142; aggregate amount beneficially owned 14,955,142 (5.7% of the class)
  Comment: Consists of 14,955,142 Class B Common Shares held of record by ACP Investments Ltd., a company controlled by VCK A, which is a segregated account of VCK. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.
  
  Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 245,417,777 Class A Common Shares outstanding as of September 30, 2025, as reported by the Issuer, (ii) 683,926 Class A Common Shares that were subsequently converted from Class B Common Shares, and (iii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses "(a)" and " (b)" of this footnote are treated as-converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.
  
  Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.

## Item 1. Issuer
Name of issuer: StoneCo Ltd.
Address of issuer's principal executive offices: 4th Floor, Harbour Place 103 South Church Street, P.O. Box 10240 Grand Cayman, KY1-1002, Cayman Islands

## Item 2. Person Filing
Name of person filing: VCK Investment Fund Limited (SAC), VCK Investment Fund Limited (SAC A), Andre Street de Aguiar, ACP Investments Ltd.
Address of principal business office or, if none, residence:
VCK Investment Fund Limited (SAC)
2nd Floor, Goodman's Bay Corporate Center,
P.O. Box SP-61567, West Bay Street
Nassau, The Bahamas

VCK Investment Fund Limited (SAC A)
2nd Floor, Goodman's Bay Corporate Center,
P.O. Box SP-61567, West Bay Street
Nassau, The Bahamas

Andre Street de Aguiar
1017 Doutor Renato Paes de Barros Street
15th Floor, Itaim Bibi
Sao Paulo, SP, 04530-001 Brazil

ACP Investments Ltd.
Campbells Corporate Services Limited, 4th Floor, Willow House, Cricket Square,
George Town, Grand Cayman KY1-9010, Cayman Islands
Citizenship: See row 4 of the Cover Pages for each of the Reporting Persons

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row 9 of the Cover Pages for each of the Reporting Persons.
Percent of class: See row 11 of the Cover Pages for each of the Reporting Persons.
Sole power to vote or to direct the vote: See row 5 of the Cover Pages for each of the Reporting Persons.
Shared power to vote or to direct the vote: See row 6 of the Cover Pages for each of the Reporting Persons.
Sole power to dispose or to direct the disposition: See row 7 of the Cover Pages for each of the Reporting Persons.
Shared power to dispose or to direct the disposition: See row 8 of the Cover Pages for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- VCK Investment Fund Ltd (SAC): /s/ Sheldon Cartwright, Sheldon Cartwright / Director of Bluebay Directors Ltd. (11/14/2025)
- VCK Investment Fund Ltd (SAC): /s/ Anja Davis, Anja Davis / Director of Blue Medallion Investments Ltd. (11/14/2025)
- VCK Investment Fund Ltd SAC A: /s/ Sheldon Cartwright, Sheldon Cartwright / Director of Blue Medallion Investments Ltd. (11/14/2025)
- VCK Investment Fund Ltd SAC A: /s/ Anja Davis, Anja Davis / Director of Bluebay Directors Ltd. (11/14/2025)
- Andre Street de Aguiar: /s/ Andre Street de Aguiar, Andre Street de Aguiar (11/14/2025)
- ACP Investments Ltd.: /s/ Andre Street de Aguiar, Andre Street de Aguiar / Director (11/14/2025)